Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Table

SC TO-I/A

(Form Type)

PGIM Private Credit Fund

(Exact Name of Registrant as Specified in its Charter)

	Table 1: Transaction Valuation

	Transaction	Fee rate	Amount of Filing
	Valuation		Fee
Fees to be Paid	—		—
Fees Previously Paid	$5,857,589.96	0.0001531	$896.80
Total Transaction Valuation	$5,857,589.96
Total Fees Due for Filing			$896.80
Total Fees Previously Paid			$896.80
Total Fee Offsets			$0.00
Net Fee Due			$0.00